SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

SEPTEMBER 28, 2005

AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: GRANTING OF OPTIONS TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")

ISIN: ZAE000043485   JSE Share code: ANG

GRANTING OF OPTIONS TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of advice to stock exchange: 28 September 2005

Date of grant   :   4 May 2005

Strike price   :   NIL cost to participant

Vesting date   :   On 29 April 2005, shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of option, in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting. Options granted in terms of the long-term incentive plan vests three years after date of grant, to the extent that the performance conditions, under which the options were granted, are met. Any options not exercised by 4 May 2015 will lapse.

Class of security   :   Options to acquire ordinary shares

Type of interest   :   Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan
Godsell : RM	Director	10,135	30,400
Carvalho Silva : R	Director	3,215	13,000
Nicolau : NF	Director	2,635	13,000
Venkatakrishnan : S	Director	1,865	13,000
Williams : KH	Director	4,230	NIL
Simelane : YZ	Managing Secretary	1,490	6,500
Bull : CR	Company Secretary	810	NIL
Total options granted to directors and company secretarial personnel		24,380	75,900
The options granted above form part of a total option grant of		283,110	368,500
Number of participants		756	77
Market value per option at date of grant		R197.50	R197.50

Johannesburg
28 September 2005

JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: SEPTEMBER 28, 2005

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary